Exhibit 99.2

NOT FOR DISTRIBUTION IN THE UNITED STATES

Pernod Ricard exercises its new early redemption option in the 2.5 % convertible bond (OCEANE) due 2008 (the “Bonds”)

Press Release - Paris, July 28, 2005

Pernod Ricard announces today its decision to redeem on September 20, 2005 (the “Redemption Date”) all its outstanding Bonds. The Bonds were issued on February 13, 2002 with a maturity date of January 1, 2008, in an aggregate principal amount of €488,749,999.

Pernod Ricard is exercising its new early redemption option, which was included in the terms and conditions of the Bonds pursuant to approval by the bondholders’ meeting held on July 21, 2005 in consideration of an additional payment by Pernod Ricard.

The Bonds in respect of which holders have not exercised their conversion/exchange rights (the “Rights”) prior to the Redemption Date will be redeemed on the Redemption Date at an early redemption price of €114.52 per Bond, together with an amount of €1.92014 per Bond in respect of interest accrued from January 1, 2005 to September 19, 2005.

Pursuant to the terms and conditions of the Bonds, bondholders will have the right to exercise their Rights up to and including the 7th business day prior to the Redemption Date (being September 9, 2005), at an exchange ratio of 1.25 Pernod Ricard shares per Bond.  Those bondholders who exercise their Rights will also receive a conversion premium of €4.50 per Bond, payable upon delivery of the shares, provided they exercise the Rights following the publication, expected to occur on August 4, 2005, of the early redemption notice in the Journal Officiel and in a daily financial newspaper.

Pernod Ricard Contacts

Francisco de la VEGA / Communications VP	Tel : +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations VP	Tel : +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel : +33 (0)1 41 00 40 88

For more information on Pernod Ricard, you can access our website :

www.pernod-ricard.com

This announcement may not be published, distributed or circulated in the United States. This announcement is not an offer to purchase securities in the United States or solicitation of an order to sell securities in the United States or in any other jurisdiction where such offer or solicitation would be illegal.

This announcement is only intended for investment professionals as defined in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and any other persons to whom it may lawfully be communicated.  No other person should act or rely on it. Persons distributing this announcement must satisfy themselves that it is lawful to do so.

HEAD OFFICE : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME  HAVING A SHARE CAPITAL OF 272,700,465.20 €

TELEPHONE : 01 41 00 41 00 – FAX : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943